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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Notice of Annual Meeting of Shareholders to be held on April 2, 2003 and Management Proxy Circular;

2.
Proxy Form for Shareholders

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an Annual Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (the "Corporation") will be held at the Hotel Windsor, 1170 Peel Street, Montreal, Quebec, Canada on Wednesday, April 2, 2003 at 10:00 a.m. (the "Meeting"), for the purposes of:

1.
receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2002 and the Auditors' Report thereon;

2.
electing directors;

3.
appointing Auditors and authorizing the Board of Directors to determine their remuneration; and

4.
transacting such other business as may properly be brought before the Meeting.

Enclosed is a copy of the 2002 Annual Report of the Corporation including the audited consolidated financial statements and the Auditors' Report thereon, together with the Management Proxy Circular of the Corporation and a form of proxy.

BY ORDER OF THE BOARD OF DIRECTORS,
Raynald Lecavalier Vice President, Corporate General Counsel and Secretary

Montreal, Canada
February 28, 2003

IMPORTANT

Shareholders registered at the close of business on February 14, 2003 are entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6 no later than April 1, 2003 at 5:00 p.m. (local time).

MANAGEMENT PROXY CIRCULAR

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

SOLICITATION OF PROXIES

        This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the Management of Quebecor World Inc. (the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, April 2, 2003 (the "Meeting") at the time and place and for the purposes mentioned in the Notice of Meeting and at any and all adjournments thereof.

        Except as otherwise indicated, the information contained herein is given as at February 27, 2003. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 31, 2002, the Bank of Canada quoted the exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.5776 per US$1.00.

        The solicitation of proxies is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

        The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. A shareholder has the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out said printed names and inserting the name of his or her chosen proxyholder in the blank space provided for that purpose in the form of proxy.

        To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, Stock Transfer Services, P.O. Box 1900, Succ. B, Montreal, Quebec, Canada, H3B 3L6, no later than April 1, 2003 at 5:00 p.m. (local time).

REVOCATION OF PROXIES

        A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

VOTING OF SHARES AT THE MEETING

        The persons named in the enclosed proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise indicated, the voting rights attaching to the shares represented by a form of proxy will be voted "FOR" in respect of all purposes described herein.

        The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

        Unless otherwise indicated, the matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.

VOTING BY NON-REGISTERED SHAREHOLDERS

        Non-registered shareholders may vote shares that are held by their nominees in two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholders and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

        The shares of the Corporation carrying the right to vote at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. The Subordinate Voting Shares, each of which carries the right to one vote, are restricted shares (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. The articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation's significant shareholder, Quebecor inc. ("Quebecor"), has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. See "Undertakings in Favour of Holders of Subordinate Voting Shares" below. As of February 27, 2003, there were 46,987,120 Multiple Voting Shares and 94,324,258 Subordinate Voting Shares issued and outstanding.

        The holders of Multiple Voting Shares and the holders of Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on February 14, 2003 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy thereat.

        To the knowledge of the directors and officers of the Corporation, the only person who beneficially owns or exercises control or direction over more than 10% of the shares of any class of voting shares of the Corporation is Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc. As of February 27, 2003, Quebecor held a total of 46,911,277 Multiple Voting Shares, representing 99.84% of the Multiple Voting Shares outstanding and 83.15% of all the voting interests in the Corporation.

Undertakings in Favour of Holders of Subordinate Voting Shares

        Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of the Toronto Stock Exchange, Quebecor has entered into an agreement (the "Trust Agreement") with Fiducie Desjardins Inc. (the "Trustee"), Caisse de Dépôt et Placement du Québec ("Caisse") and the Corporation, pursuant to which Quebecor has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to a partial offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

        The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls the Corporation, or controls or is controlled by Quebecor where (i) the transferor and transferee are each members of the "Péladeau Family" (except that any indirect sale within the "Péladeau Family", other than to descendants in direct line will not be permitted) and (ii) no such transferee is a party to any agreement under which any other person would participate in the ownership of, or control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor or the Corporation. The term "Péladeau Family" means (i) Pierre Péladeau, (ii) his spouse, in fact or in law, (iii) any descendants of Pierre Péladeau born or to be born and their spouses in fact or in law, (iv) any trust constituted for the benefit primarily of Pierre Péladeau, his spouse, in fact or in law, his descendants, born or to be born and their spouses in fact or in law, and (v) any and all corporations where 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled by any one or more of the foregoing.

        Under the Trust Agreement, a take-over bid for Quebecor is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of the Corporation, as a result of the consolidation of the assets of the Corporation in the books of Quebecor, are not greater than 80% of the total assets of Quebecor on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at December 31, 2002, the total assets of the Corporation represented approximately 56.98% of the consolidated total assets of Quebecor.

        Although Caisse is a party thereto, the Trust Agreement provides that it will (i) apply to Caisse only on the date on which Quebecor shall cease to hold, directly or indirectly, at least 80% of the issued and outstanding Multiple Voting Shares and (ii) cease to apply to Caisse on the date on which Quebecor shall again hold 80% of the issued and outstanding Multiple Voting Shares. Accordingly, until such time as the Trust Agreement applies to Caisse pursuant to the foregoing, Caisse can, subject to compliance with applicable securities legislation, sell all of its shares in the Corporation to any party without triggering the application of the Trust Agreement, even if such sale constitutes a take-over bid for purposes of applicable securities legislation.

        Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a "Disposition") is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. This provision of the Trust Agreement will apply to Caisse immediately in the event of a Disposition by it of Multiple Voting Shares or securities convertible into Multiple Voting Shares that would result in Quebecor and Caisse owning in the aggregate less than 80% of the Multiple Voting Shares on a fully diluted basis. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

        The Trust Agreement provides that if a person or company carries out an indirect sale in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor, Quebecor shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision. Notwithstanding a sale of shares of Quebecor which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

        The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

        The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares excluding the holders of Multiple Voting Shares party to the agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

        No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

MANAGEMENT'S REPORT AND FINANCIAL STATEMENTS

        The Management's Report, the audited consolidated financial statements and the auditors' report thereon, for the year ended December 31, 2002, which are included in the Corporation's 2002 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.

ELECTION OF DIRECTORS

        The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that 15 directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his or her shares are to be withheld from voting on the election of directors.

        All nominees whose nomination as director is hereby submitted, with the exception of Messrs. A. Charles Baillie, Derek H. Burney, O.C. and The Honourable Richard C. Holbrooke, are currently directors of the Corporation.

        Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 15 nominees whose names are hereinafter set forth.

        The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated or as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

			Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)
					Units held under the DSU Plan(2)
		Director since
Name	Principal Occupation

A. Charles Baillie(3)	Chairman of the Board of TD Bank Financial Group (Financial services conglomerate)	—	1,000	(4)	—
Reginald K. Brack(A)	Former Chairman of the Board and Chief Executive Officer of Time Inc. (Magazines and books publisher)	1999	2,000		2,975.287
Derek H. Burney, O.C.(5)	President and Chief Executive Officer of CAE Inc. (Flight and navigation simulation and controls equipment company)	—	—		—
Charles G. Cavell(B)	Deputy Chairman of the Board of the Corporation	1989	36,244	(6)	—	(7)
Robert Coallier(A)	President and Chief Executive Officer, Cervejarias Kaiser (Brewing company)(8)	1991	—		3,488.137
Michel Desbiens(B)	President and Chief Executive Officer of the Corporation(9)	2002	—	(10)	447.138	(11)
James Doughan(C)	Corporate Director, Consultant	2001	—		1,860.122
The Honourable Richard C. Holbrooke(12)	Vice-Chairman of the Board of Perseus, LLC (Merchant bank and private equity fund management company)	—	—		—
Eileen A. Mercier(C)	Vice-Chair of the Board, Workplace Safety and Insurance Board (Ontario) (Workers' compensation system)	1999	1,300		961.513
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.(B)(D)	Chairman of the Board of the Corporation and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1997	4,900	(13)	7,135.82	(14)
Jean Neveu(B)(D)	Chairman of the Board of Quebecor (Communications holding company) and Chairman of the Board of Groupe TVA inc. (Television broadcasting company)	1989	1,800	(15)	1,092.797
Robert Normand(A)	Corporate Director	1999	1,000		3,187.75
Érik Péladeau(B)(D)	Vice Chairman of the Board and Senior Executive Vice President of the Corporation, Vice Chairman of the Board of Quebecor (Communications holding company) and Vice Chairman of the Board of Quebecor Media inc. (Communications company)	1989	—	(16)(17)	1,636.582	(18)
Pierre Karl Péladeau(B)(D)	President and Chief Executive Officer of Quebecor (Communications holding company), President and Chief Executive Officer of Quebecor Media inc. (Communications company) and Chairman of the Board of nurun Inc. (Information technology management consultants)	1989	—	(17)(19)	2,512.865
Alain Rhéaume(B)(D)	President and Chief Executive Officer, Microcell PCS (Personal communications services company)	1997	—		4,274.242

(A) Member of the Audit Committee	(C) Member of the Pension Committee
(B) Member of the Executive Committee	(D) Member of the Compensation Committee (to be renamed the "Human Resources and Compensation Committee")

(1)
This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2)
The amounts in this column are as of December 31, 2002. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors. See "Compensation of Directors and Executive Officers — Compensation of Directors" at pages 6-7 of this Circular.

(3)
Mr. Baillie was the Chairman of the Board and Chief Executive Officer of TD Bank Financial Group from February 1998 until December 2002.

(4)
Shares held by 1260154 Ontario Inc., a company controlled by Mr. Baillie.

(5)
Mr. Burney has been President and Chief Executive Officer of CAE Inc. since October 1999. From January 1993 until October 1999, he was Chairman of the Board and Chief Executive Officer of Bell Canada International Inc., which owns and develops advanced communications companies outside Canada.

(6)
Mr. Cavell also owns 6,000 Class B Subordinate Voting Shares of Quebecor.

(7)
No compensation paid for services rendered as director.

(8)
From May 2000 until July 2002, Mr. Coallier served as Executive Vice President and Chief Financial Officer of Molson Inc., a brewing company.

(9)
From October 2000 to November 2002, Mr. Desbiens served as consultant to Domtar Inc., a pulp and paper company. From April 2000 until October 2000, Mr. Desbiens served as Chairman of the Board of, and Special Advisor to, Abitibi-Consolidated Inc., a pulp and paper company, and, prior to that, he served as President and Chief Executive Officer of Donohue Inc., a pulp and paper company.

(10)
On February 3, 2003, the Board of Directors granted Mr. Desbiens options to subscribe for 200,000 Subordinate Voting Shares at an exercise price of US$23.746 per share.

(11)
No compensation paid for services rendered as director after November 1, 2002, when Mr. Desbiens was appointed Chief Executive Officer, International Operations of the Corporation.

(12)
From August 1999 until January 2001, The Honourable Richard C. Holbrooke served as the Ambassador of the United States to the United Nations and as a member of President William Jefferson Clinton's cabinet. From February 1996 until August 1999, Mr. Holbrooke was the Vice Chairman of the Board of Credit Suisse First Boston (USA), Inc., an investment bank and financial services firm.

(13)
On October 31, 2001, the Board of Directors granted The Right Honourable Brian Mulroney 50,000 options to subscribe for an equal number of Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board of Directors granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

(14)
Includes units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of the Corporation.

(15)
Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(16)
Mr. Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor. On February 14, 2003, the Compensation Committee (to be renamed the Human Resources and Compensation Committee) of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(17)
Les Placements Péladeau inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, the Corporation's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor. The aforementioned trust also exercises control over Gestion Péladeau inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor.

(18)
No compensation paid for services rendered as director for 2002.

(19)
Mr. Pierre Karl Péladeau owns 3,200 Class A Multiple Voting Shares of Quebecor.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

        In 2002, all outside directors of the Corporation received a base compensation of $25,000, plus directors' fees of $1,500 for each meeting in which they participated. In addition, the Chairman of a Committee of the Board of Directors received a fee of $5,000.

        In addition to the compensation described above, the Corporation implemented, on April 1, 2000, a Directors Deferred Stock Unit Plan (the "DSU Plan") for the benefit of its directors. On February 14, 2003, the DSU Plan was amended to permit the Chairman of the Board of Directors to also elect to receive the entirety of his remuneration in units under the DSU Plan. Under the DSU Plan, each director, including the Chairman of the Board (collectively, the "DSU Participants"), receives a portion of his or her compensation package in the form of units, such portion to be equal to at least 50% of his or her annual base compensation referred to above. Subject to certain conditions, each

DSU Participant may elect to receive, in the form of units, up to 100% of the fees payable to him or her in respect of his or her services as director or as Chairman of the Board of Directors, including the balance of his or her base compensation, directors' fees or any other fees or remuneration payable to him or her.

        Under the DSU Plan, DSU Participants are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable to each DSU Participant in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading price of the Subordinate Voting Shares on The Toronto Stock Exchange for the five trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a DSU Participant which cannot be converted to cash for as long as the DSU Participant continues to exercise his or her functions as member or as Chairman of the Board of Directors.

        Subject to certain limitations, all of a DSU Participant's units will be redeemed by the Corporation and the value thereof paid after the DSU Participant ceases to be a DSU Participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption. The fair market value is defined as the closing price of the Subordinate Voting Shares on The Toronto Stock Exchange on the last trading day preceding such redemption date.

        Units confer the right to receive dividends that are paid as additional units at the same rate as the dividends paid on the Subordinate Voting Shares.

        In 2002, no DSU Participant ceased to be eligible under the DSU Plan which would have caused the redemption of units by the Corporation.

Compensation of Executive Officers

        The following table shows certain selected compensation information for (i) Mr. Charles G. Cavell, the Deputy Chairman of the Board of Directors and the President and Chief Executive Officer of the Corporation throughout the financial year ended December 31, 2002, (ii) the four most highly compensated executive officers of the Corporation during the financial year ended December 31, 2002, and (iii) one other individual who would have been among the four most highly compensated executive officers but for the fact that he was not serving as an executive officer of the Corporation at the end of the financial year ended December 31, 2002 (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

		Annual Compensation						Long Term Compensation
								Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)		Other Annual Compensation ($)		Securities Under Options/ SARs Granted(3) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Charles G. Cavell(4) Deputy Chairman of the Board and former President and Chief Executive Officer of the Corporation	2002 2001 2000	1,250,000 1,222,352 1,112,317		— — 1,320,000		— — —	(2) (2) (2)	— 64,637 77,399	— — —	— — —	— — —

John Paloian Co-Chief Operating Officer Quebecor World North America	2002 2001 2000	US435,289 US395,000 US341,827		US396,533 — US256,763	(5) (6)	— — —	(2) (2) (2)	150,000 22,881 —	— — —	— — —	— — —

David Boles Co-Chief Operating Officer Quebecor World North America	2002 2001 2000	US413,943 US375,000 US315,000		US368,104 US 81,562 US223,965	(7)	— — —	(2) (2) (2)	174,167 21,096 9,172	— — —	— — —	— — —

Érik Péladeau(8) Vice Chairman of the Board and Senior Executive Vice President	2002 2001 2000	800,000 225,144 47,375	(9) (9)	— — —		— — —	(2) (2) (2)	— — —	— — —	— — —	— — —

Guy Trahan President, Quebecor World Latin America	2002 2001 2000	US425,000 US400,000 US365,000		US 25,000 US238,500 US 35,488		— — —	(2) (2) (2)	17,185 16,296 503	— — —	— — —	— — —

Marc L. Reisch(10)	2002 2001 2000	US569,303 US675,000 US600,000		— — US705,000		— — —	(2) (2) (2)	— 53,576 150,000	— — —	— — —	— — —

(1)
Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. Retention bonuses are paid in the same year in which they are awarded.

(2)
Perquisites do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses.

(3)
Underlying Securities: Subordinate Voting Shares.

(4)
Mr. Cavell retired as President and Chief Executive Officer of the Corporation effective February 3, 2003.

(5)
Includes a retention bonus in the amount of US$200,000 paid to Mr. Paloian in 2002.

(6)
This sum does not include a retention bonus in the amount of US$348,000 paid to Mr. Paloian in 2000 but that related to an agreement between the Corporation and Mr. Paloian signed in 1999 following the acquisition of World Color Press, Inc. by the Corporation.

(7)
Includes a retention bonus in the amount of US$175,000 paid to Mr. Boles in 2002.

(8)
Mr. Péladeau became an executive officer of the Corporation in October 2001.

(9)
In both 2000 and 2001, Mr. Péladeau earned an annual salary of $504,305 in his capacity as Vice Chairman of the Board of Quebecor, the controlling shareholder and an affiliate of the Corporation. This amount is not included in Mr. Péladeau's compensation reported in the above table. In 2001, Mr. Péladeau earned $53,500 in his capacity as a member of the Board of Directors of the Corporation while in 2000, such compensation amounted to $47,375. These amounts are included in Mr. Péladeau's compensation reported in the above table.

(10)
Mr. Reisch resigned from his position as President and Chief Executive Officer, Quebecor World North America on September 17, 2002.

  Options Granted in 2002

        The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan"), which is administered by the Human Resources and Compensation Committee of the Corporation. Participants in the

Plan are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation. In addition, in 1991, a distinct stock option plan was established for Mr. Charles G. Cavell, President and Chief Executive Officer of the Corporation until February 3, 2003 (who was also eligible to participate in the Executive Stock Option Plan), pursuant to which Mr. Cavell was granted options to subscribe for a total of 135,000 Subordinate Voting Shares (the "CEO Stock Option Plan"). As of February 3, 2003, Mr. Cavell had subscribed for a total of 135,000 Subordinate Voting Shares under the CEO Stock Option Plan.

        The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares under the Executive Stock Option Plan during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(1)	Expiration Date

Charles G. Cavell	—	—	—	—	—

John Paloian	150,000	31.62	US21.99	US21.73	September 23, 2012

David Boles	24,167 150,000	5.09 31.62	US23.28 US21.99	US23.16 US21.73	February 26, 2012 September 23, 2012

Érik Péladeau	—	—	—	—	—

Guy Trahan	17,185	3.62	US23.28	US23.16	February 26, 2012

Marc L. Reisch	—	—	—	—	—

(1)
Based on the closing sale price of the Subordinate Voting Shares on the New York Stock Exchange on the date preceding the grant date.

  Options Exercised in 2002

        The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2002, the gains realized upon exercise, the total number of unexercised options held at December 31, 2002, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

			Unexercised Options/ SARs at FY-End		Value of Unexercised "In-The-Money" Options/SARs at FY-End(2)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Charles G. Cavell	223,080	2,829,590	250,000	604,160	954,000	3,080,864

John Paloian	—	—	55,720	217,161	—	US11,035

David Boles	6,554	US68,004	134,027	273,357	US55,902	US41,560

Érik Péladeau	—	—	684	—	2,012	—

Guy Trahan	51,723 26,749	1,347,441 US245,098	— —	179 43,129	— —	1,770 US18,244

Marc L. Reisch	—	—	—	—	—	—

(1)
The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officers' option.

(2)
The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2002 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the New York Stock Exchange on December 31, 2002 were $35.00 per share and US$22.32 per share, respectively.

  Pension Benefits

        Canadian Basic Plan.    The Corporation maintains a basic pension plan for its non-unionized Canadian employees, which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction if the participant has completed a minimum of ten years of service with the Corporation.

        The maximum pension payable under the pension plan is as prescribed by the Income Tax Act. A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $86,111, up to a maximum of $4,305 per year.

Pension Plan Table (Canadian — Basic)

	Years of Membership
Remuneration ($)
	10	15	20	25	30

86,111 or more	$17,222	$25,833	$34,444	$43,056	$51,667

        The pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant's surviving spouse will continue to receive for life 60% of the pension.

        As of December 31, 2002, the credited number of years of membership in the plan for those Named Executive Officers who participate were for Mr. Charles G. Cavell, 21 years and 6 months, for Mr. Guy Trahan, 14 years and 7 months and for Mr. Érik Péladeau, 1 year and 3 months.

        Additional Benefits for Mr. Charles G. Cavell.    The pension of Mr. Charles G. Cavell is calculated on the basis of his average annual earnings (including bonuses) during the three consecutive years of continuous service which produces the highest average annual earnings. The pension is payable without reduction from the age of 60, and indexed each year. The pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, Mr. Cavell's surviving spouse will continue to receive for life 66 2/3% of the pension. The credited service of Mr. Cavell as of December 31, 2002 (two years per year of membership in the plan) was 28 years and 6 months.

Pension Plan Table (Canadian — Additional)

	Years of Membership
Remuneration ($)
	10	15	20	25	30

900,000	$171,389	$257,083	$342,778	$428,472	$514,167

1,100,000	$211,389	$317,083	$422,778	$528,472	$634,167

1,300,000	$251,389	$377,083	$502,778	$628,472	$754,167

1,500,000	$291,389	$437,083	$582,778	$728,472	$874,167

1,700,000	$331,389	$497,083	$662,778	$828,472	$994,167

2,000,000	$391,389	$587,083	$782,778	$978,472	$1,174,167

        Mr. Charles G. Cavell also had an additional retirement benefit, whereby he received, upon his retirement, payment of a lump sum amount of $600,000.

        Canadian Supplementary Retirement Plans.    In addition to the basic Canadian pension plan, the Corporation provides supplementary retirement plans for its Canadian executive officers. These plans are personalized and provide for the following additional benefits in accordance with the number of years of membership in the plan upon retirement:

Pension Plan Table (Canadian — Supplementary)

	Years of Membership
Remuneration ($)
	10	15	20	25	30

300,000	$27,127	$40,691	$54,255	$67,818	$81,382

400,000	$42,627	$63,941	$85,255	$106,568	$127,882

500,000	$58,127	$87,191	$116,255	$145,318	$174,382

600,000	$73,627	$110,441	$147,255	$184,068	$220,882

        The pension is payable in accordance with the same modalities as the basic Canadian Plan. At December 31, 2002, the number of years of membership in the plan for the participating Named Executive Officers are for Mr. Guy Trahan, 13 years and 2 months and for Mr. Érik Péladeau, 1 year and 3 months.

        U.S. Pension Plans.    One of the Corporation's U.S. subsidiaries, Quebecor World (USA) Inc., sponsors the Quebecor World Pension Plan (the "Pension Plan"), in which certain employees who are based in the U.S. participate. The Pension Plan provides for the determination of a participant's lump sum accrued benefit based on an accumulation of pension credits multiplied by final average pay. For service on and after January 1, 2001, accumulated pension credits are based on years of service (3% under 5 years, 4% from 5-10 years of service, 5% from 10-15 years of service, 6% from 15-20 years of service, 8% over 20 years of service). For service prior to January 1, 2001, benefits earned under a predecessor plan were transitioned as accumulated pension credits. A participant in the Pension Plan becomes fully vested in his or her accrued benefits after the completion of five years of service.

        Benefits under the Pension Plan are limited to the extent required by provisions of the U.S. Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. Earnings under the Pension Plan are limited by section 401(a)(17) of the U.S. Internal Revenue Code to US$200,000 (the "Compensation Limit"). In the event that pensionable earnings exceed the Compensation Limit, benefits will be paid from the unfunded Quebecor World Restoration Plan (the "Restoration Plan"), using excess pay and the same formula found in the Pension Plan.

        The table below sets forth the annual retirement benefits under the Pension Plan and the Restoration Plan payable at age 65 based on benefit service and final average compensation as shown for a participant with no service prior to January 1, 2001.

Pension Plan Table (U.S. — Basic and Restoration)

Years of Membership (after January 1, 2001)
Remuneration (US$)
	10	15	20	25	30

400,000	US$14,000	US$24,000	US$36,000	US$ 52,000	US$ 68,000

500,000	US$17,500	US$30,000	US$45,000	US$ 65,000	US$ 85,000

600,000	US$21,000	US$36,000	US$54,000	US$ 78,000	US$102,000

700,000	US$24,500	US$42,000	US$63,000	US$ 91,000	US$119,000

800,000	US$28,000	US$48,000	US$72,000	US$104,000	US$136,000

        At December 31, 2002, Mr. Boles had 10 years and 4 months of benefit service, of which 2 years of service were after January 1, 2001.

        At December 31, 2002, Mr. Paloian had 5 years and 8 months of benefit service, of which 2 years of service were after January 1, 2001.

        Benefits for Mr. David Boles.    In addition to the Pension Plan and the Restoration Plan as described above, Mr. David Boles is also entitled to benefits under the Supplemental Executive Retirement Arrangement (the "SERA"). This plan provides benefits based on compensation, including base pay and incentive bonus, and years of service. The pension benefit is payable without reduction at age 62.

        The table below sets forth the annual retirement benefits under the Pension Plan, the Restoration Plan and the SERA, payable at age 65, based on benefit service and final average compensation as shown.

Pension Plan Table (U.S. — SERA, including Basic and Restoration)

Years of Membership
Remuneration (US$)
	10	15	20	25	30

400,000	US$ 58,000	US$ 87,000	US$116,000	US$144,000	US$173,000

500,000	US$ 73,000	US$110,000	US$147,000	US$183,000	US$220,000

600,000	US$ 89,000	US$133,000	US$178,000	US$222,000	US$266,000

700,000	US$104,000	US$156,000	US$209,000	US$261,000	US$313,000

800,000	US$120,000	US$180,000	US$240,000	US$299,000	US$359,000

        Mr. Boles may also be entitled to additional retirement benefits in accordance with the terms of his individual employment arrangement. These additional benefits are based on the benefit formula found in the Pension and Restoration Plans and service earned through December 31, 2004. In the event that he remains in service through December 31, 2004, Mr. Boles will be entitled to an annual benefit of US$56,000 payable at age 65.

        Benefits for Mr. John Paloian.    Mr. John Paloian is entitled to benefits under the Pension Plan and the Restoration Plan as described above.

        In addition to the benefits described in the U.S. Basic and Restoration table shown above, on account of service rendered prior to January 1, 2001, Mr. Paloian is entitled to an additional annual benefit under the Pension Plan of US$3,000.

        The pension is payable for life. Upon the participant's death, the excess, if any, of the lump sum benefit payable at commencement over the total of all annuity distributions is paid to the participant's beneficiary. However, in the absence of a valid election under the Restoration Plan (made at least one year in advance of separation from service), this portion of the benefit will be paid as a lump sum instead of as an annuity.

        Mr. Paloian is also entitled to benefits under the Supplemental Executive Retirement Plan (the "SERP"). This plan provides benefits based on compensation, including base pay over the compensation limit and incentive bonus, and years of service. The table below sets forth the annual retirement benefits payable at age 65 under the SERP to a participant with no service prior to January 1, 2001.

Pension Plan Table (U.S. — SERP)

Years of Membership (after January 1, 2001)
Remuneration (US$)
	10	15	20	25	30

100,000	US$ 4,000	US$ 6,500	US$ 9,000	US$12,500	US$16,500

200,000	US$ 8,000	US$13,000	US$18,500	US$25,000	US$33,000

300,000	US$12,000	US$19,500	US$28,000	US$37,500	US$49,500

400,000	US$16,000	US$26,000	US$37,500	US$50,000	US$66,000

        In addition, on account of service rendered prior to January 1, 2001, Mr. Paloian is entitled to an additional annual benefit under the SERP of US$9,500.

        Mr. Paloian may also be entitled to additional retirement benefits in accordance with the terms of his individual employment arrangement. These additional benefits are based on the benefit formula found in the Pension and

Restoration Plans and service earned through December 31, 2004. In the event that he remains in service through December 31, 2004, Mr. Paloian will be entitled to an annual benefit of US$11,000 payable at age 65.

  Employment Arrangements and Agreements

        The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation.

        John Paloian.    On September 24, 2002, Mr. John Paloian, Co-Chief Operating Officer, Quebecor World North America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, Mr. Paloian will be paid an annual salary of US$500,000. Upon signing his employment agreement, and as a retention bonus, Mr. Paloian received a special one-time grant of 150,000 options to subscribe for Subordinate Voting Shares, of which 50% will vest on January 1, 2005 and 50% will vest on January 1, 2007. Pursuant to his employment agreement, Mr. Paloian is also entitled to a retention bonus of US$500,000, of which US$200,000 was paid in 2002 and the balance would be paid to Mr. Paloian in the future upon terms and conditions to be mutually agreed upon by the parties. Mr. Paloian will receive a special one-time performance bonus equal to a multiple of between 100% and 200% of his current annual base salary. The multiple for determining Mr. Paloian's special one-time performance bonus is based on the consolidated financial performance of Quebecor World North America for the achievement of earnings before interest and taxes (EBIT) budget for the combined periods ending December 31, 2003 and 2004, and the bonus, if awarded, will be payable on March 1, 2005. In addition, should Mr. Paloian be in the employment of the Corporation on January 1, 2005, the benefits payable to him upon his retirement will be doubled on such date. Mr. Paloian is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan and the LTCI Plan.

        David Boles.    On September 23, 2002, Mr. David Boles, Co-Chief Operating Officer, Quebecor World North America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, Mr. Boles will be paid an annual salary of US$475,000. Upon signing his employment agreement, and as a retention bonus, Mr. Boles received a special one-time grant of 150,000 options to subscribe for Subordinate Voting Shares, of which 50% will vest on January 1, 2005 and 50% will vest on January 1, 2007. Pursuant to his employment agreement, Mr. Boles is also entitled to a retention bonus of US$475,000, of which US$175,000 was paid in 2002 and the balance would be paid to Mr. Boles in the future upon terms and conditions to be mutually agreed upon by the parties. Mr. Boles will receive a special one-time performance bonus equal to a multiple of between 100% and 200% of his current annual base salary. The multiple for determining Mr. Boles' special one-time performance bonus is based on the consolidated financial performance of Quebecor World North America for the achievement of earnings before interest and taxes (EBIT) budget for the combined periods ending December 31, 2003 and 2004 and the bonus, if awarded, will be payable in early 2005. In addition, should Mr. Boles be in the employment of the Corporation on January 1, 2005, the benefits payable to him upon his retirement will be doubled on such date. Mr. Boles is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan and the LTCI Plan.

        Guy Trahan.    On July 7, 1997, Mr. Guy Trahan, President, Quebecor World Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Trahan will be paid an annual salary of US$425,000 in 2003. He is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan, the LTCI Plan, as well as to certain expatriate benefits and other benefits commensurate with his position. Mr. Trahan has also entered into a non-competition agreement with the Corporation.

  Composition of the Human Resources and Compensation Committee

        During the Corporation's most recently completed financial year, the members of the Human Resources and Compensation Committee (named the "Compensation Committee" during such period) were Mr. Raymond Lemay, who acted as Chairman of the Compensation Committee, The Right Honourable Brian Mulroney, Messrs. Jean Neveu, Érik Péladeau, Pierre Karl Péladeau and Alain Rhéaume.

        Mr. Mulroney has been the Chairman of the Board of Directors of the Corporation since April 3, 2002. Furthermore, during the most recently completed financial year of the Corporation, he was a member of the Board of Directors of Quebecor.

        Mr. Neveu served as Chairman of the Board of Directors of the Corporation up until the Corporation's previous Annual and Special Meeting of Shareholders held on April 3, 2002. During the most recently completed financial year of the Corporation, he served as Chairman of the Board of Directors of Quebecor.

        Throughout the financial year of the Corporation that ended on December 31, 2002, Mr. Érik Péladeau was the Vice Chairman of the Board of Directors and Senior Executive Vice President of the Corporation as well as Vice Chairman of the Board of Directors of Quebecor. During the same period, Mr. Péladeau acted as Chairman of the Board of Directors of Joncas Postexperts inc., a subsidiary of the Corporation.

        Mr. Lemay is not standing for re-election to the Board of Directors of the Corporation at the Meeting and the composition of the Human Resources and Compensation Committee will be reviewed following the Meeting (see item 9 of Schedule A to this Circular).

REPORT ON EXECUTIVE COMPENSATION

        The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

  •
  Maximizing the creation of shareholder value;

  •
  Promoting the achievement of organizational objectives;

  •
  Ensuring that financial targets are achieved or exceeded; and

  •
  Attracting, retaining and rewarding key contributors.

        The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

Salary and Benefits

        Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable corporations. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation's profitability and the return on capital. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Short-Term Incentive Compensation

        The Corporation maintains a short-term incentive plan (known as the Management Incentive Compensation Plan) for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose business units (product groups or divisions) reach results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. In 2002, the Corporation ceased the practice of paying bonuses upon the attainment of personal objectives. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators, such as earnings before interest and tax (EBIT), return on capital employed (ROCE), cost of capital, earnings per share (EPS) and return on equity (ROE). The amount of these payments must be approved by the Human Resources and Compensation Committee.

        In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower or nil, depending on the circumstances.

        Each key financial performance indicator and objective that makes up an individual's bonus carries a predetermined percentage weighting which is set at the beginning of the financial year. For each bonus level, a range is established which is comprised of a minimum, a target and a maximum percentage payout associated with each target. The total bonus paid to an individual is the sum of the financial results that make up the individual's predetermined financial targets.

        Year-end audited statements that have been recommended by the Audit Committee to the Board and approved by the full Board of Directors are provided to the Human Resources and Compensation Committee. For 2002, the criteria in determining the bonus amount for each Named Executive Officer are as follows: for the President and Chief Executive Officer, 25% on return on capital employed (ROCE), 50% on earnings per share (EPS) and 25% on return on equity (ROE); for each Co-Chief Operating Officer, Quebecor World North America, 50% on earnings before interest and tax (EBIT) and 50% on ROCE; for the President, Quebecor World Latin America, 40% on EBIT, 35% on ROCE and 25% on EPS; and for the Vice Chairman of the Board and Senior Executive Vice President, 40% on EBIT, 30% on ROCE, 15% on EPS and 15% on ROE.

Long-Term Incentive Compensation

        The long-term incentive component is made up of (i) the Executive Stock Option Plan which provides for the issuance of options to executive officers to purchase Subordinate Voting Shares of the Corporation and (ii) the Corporation's Long-Term Cash Incentive Plan implemented in December 2000 and in effect as of January 1, 2001.

(i)    Executive Stock Option Plan

        The Human Resources and Compensation Committee determines the executives and directors eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on The Toronto Stock Exchange for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the date of grant. The options may be exercised during periods not exceeding ten years from the grant date.

        The number of options granted annually to executives and directors is determined exclusively on the basis of a percentage of the base salary of such persons. The specific number of options which may be granted is determined with reference to the market value of the Subordinate Voting Shares. The maximum number of options that may be granted is equal to 200% of the annual base salary, and the number of outstanding options held by the executives or directors is not taken into account when determining the number of options that should be granted under normal grants.

        In 2002, the only grants of options to Named Executive Officers were those made in favour of Mr. Boles and Mr. Trahan, as detailed in the "Options/SAR Grants" table at page 9 of this Circular, and the special one-time grants to Mr. Paloian and Mr. Boles, which are described in the section entitled "Employment Arrangements and Agreements" on page 13 of this Circular. Options granted prior to February 23, 2000 may generally be exercised as follows: (i) on or after the second anniversary of the grant date for 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date for an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date for the remaining 25% of the optioned shares or any part thereof, subject to the right of the Human Resources and Compensation Committee to determine at the time of grant that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option is less than ten years.

        Options granted since February 23, 2000 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date). The Human Resources and Compensation Committee may, at its discretion, allow all options granted under the Executive Stock Option Plan to be exercised, including options that are not vested, and extend the exercise period of such options, provided that the term of such options shall not exceed ten years.

        Options granted pursuant to the Executive Stock Option Plan will lapse for a limited period of time after the holder ceases to be employed by the Corporation. In the event of death, any vested option held by the optionee lapses twelve months after his or her death. In the event the optionee's employment terminates because of retirement, the optionee may exercise the options as and when they become vested, but in any event no later than the tenth anniversary of the date of grant. Subject to exceptions under the Executive Stock Option Plan, if the optionee's employment terminates for any reason other than death or retirement, all options that are not vested at the date of termination shall expire and the optionee shall have 30 days to exercise vested options.

(ii)  Long-Term Cash Incentive Plan

        In December 2000, the Corporation introduced, effective as of January 1, 2001, a long-term incentive plan for the benefit of its key North American, European and Latin American senior executives designated as the Long-Term Cash Incentive Plan (the "LTCI Plan"), which is overseen and administered by the Human Resources and Compensation Committee of the Corporation.

        Payouts under the LTCI Plan are based on the Corporation's performance, which performance will be evaluated against predetermined objectives at the end of three-year incentive cycles. Therefore, should the Corporation achieve its predetermined objectives for any given three-year incentive cycle, the participant in the LTCI Plan will be awarded a cash payout equal to a predetermined percentage of his or her base salary.

        The performance indicators used for the purpose of the LTCI Plan are the earnings before interest and tax (EBIT) margin and the return on capital employed (ROCE). Each component is given a 50% weighting.

        Every year, the Human Resources and Compensation Committee will determine which senior executives will be eligible to participate in the LTCI Plan. It will also determine the conditions of such participation for each eligible executive as well as the Corporation's objectives for the relevant three-year incentive cycle.

        The main objectives of the LTCI Plan are to promote the achievement of three-year financial targets and to retain and reward selected senior executives.

        For the three-year incentive cycle which began on January 1, 2001 and will end on December 31, 2003, the following Named Executive Officers, amongst other executive officers of the Corporation, namely Messrs. Charles G. Cavell and Guy Trahan, were selected by the Human Resources and Compensation Committee to participate in the LTCI Plan. For the year which began on January 1, 2002, no three-year incentive cycle has been implemented by the Human Resources and Compensation Committee.

Compensation of the President and Chief Executive Officer

        The level of aggregate compensation of Mr. Charles G. Cavell as President and Chief Executive Officer of the Corporation was determined in relation to the Corporation's results, Mr. Cavell's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 2002, the base salary for Mr. Charles G. Cavell, for the performance of the functions described above, was $1,250,000.

        In connection with Mr. Cavell's exercise of options to subscribe for 30,000 Subordinate Voting Shares of the Corporation on June 26, 2000, the Corporation granted to Mr. Cavell on such date a loan in the amount of $373,490. Such loan is interest-free and must be repaid at the latest on June 26, 2010. As of February 28, 2003, an amount of $359,160 remained outstanding under such loan. The repayment of the loan is secured by a pledge of 10,000 Subordinate Voting Shares of the Corporation held by Mr. Cavell. Notwithstanding the maturity date of the loan, (i) while any balance of the loan is outstanding, the Corporation shall retain all dividends paid on the 10,000 pledged Subordinate Voting Shares and shall apply same to the partial repayment of the loan, and (ii) if any of the 30,000 Subordinate Voting Shares acquired as a result of the exercise of the options are sold by Mr. Cavell while any balance of the loan is outstanding, Mr. Cavell shall repay to the Corporation the portion of the balance of the loan then outstanding which corresponds to the number of Subordinate Voting Shares so sold divided by the total number of Subordinate Voting Shares acquired upon exercise of the options.

        Mr. Cavell retired as President and Chief Executive Officer of the Corporation effective as of February 3, 2003. The Corporation has agreed to accelerate the vesting of certain options that had been granted to Mr. Cavell in 1998 as a special one-time grant. Mr. Cavell will also be entitled to all pension benefits payable to him as described in detail under the heading "Pension Benefits" in this Circular, as well as to certain life and medical insurance coverage.

Conclusion

        By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, as well as stock performance and long-term improvement. The Human Resources and Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

        Depending on specific circumstances, the Human Resources and Compensation Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

  For the Human Resources and Compensation Committee:
  Raymond Lemay (Chairman)
  The Right Honourable Brian Mulroney
  Jean Neveu
  Érik Péladeau
  Pierre Karl Péladeau
  Alain Rhéaume

PERFORMANCE GRAPH

        The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P 500 Index and the S&P/TSX 60 Index.

        The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	31-12-97	31-12-98	31-12-99	31-12-00	31-12-01	31-12-02
Quebecor World Inc.	$100	$139	$135	$160	$156	$138
S&P/TSX Composite	$100	$98	$130	$139	$122	$107
S&P/TSX 60	$100	$101	$136	$147	$125	$108
S&P 500	$100	$138	$157	$148	$139	$106

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board of Directors considers good corporate governance practices an important factor in the overall success of the Corporation. Under the rules of The Toronto Stock Exchange, the Corporation is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSX Company Manual (the "TSX Guidelines").

        The Corporation has recently undertaken a comprehensive review of its corporate governance practices in order to best comply with the Proposed TSX Disclosure and Continued Listing Requirements and Guidelines and other Canadian securities legislation as well as the NYSE Proposed Corporate Governance Listing Standards, the Sarbanes-Oxley Act and other applicable US securities legislation. Consequently, on February 3, 2003, the Board of Directors of the Corporation: (i) approved and adopted new mandates of the Board of Directors, each committee of the Board of Directors, the Chairman of the Board of Directors as well as the President and Chief Executive Officer of the Corporation; (ii) renamed the Compensation Committee of the Board of Directors the "Human Resources and Compensation Committee"; (iii) created a new committee of the Board of Directors named the "Nominating and Corporate Governance Committee"; and (iv) abolished the current Executive Committee, created a new Executive Committee that will not meet on a regular basis and will instead only be convened on an ad hoc basis when it is deemed necessary to do so, and it adopted and approved a mandate of the new Executive Committee, each of the foregoing changes to take effect immediately following the Meeting.

        Schedule A to this Circular discloses the Corporation's practices with respect to corporate governance by addressing each of the TSX Guidelines and includes various corporate governance practices recently adopted by the Corporation.

REPORT OF THE AUDIT COMMITTEE

        The Audit Committee monitors the integrity of the financial reporting process and systems of internal control through discussions with management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The mandate of the Audit Committee is attached as Schedule B to this Circular.

        The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2002 with management, discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States, received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and discussed with the auditors their independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2002 be included in the Annual Report of the Corporation and that KPMG LLP be reappointed as independent auditors by the Shareholders.

  Submitted by the Audit Committee of the Board of Directors:
  Robert Coallier (Chairman)
  Reginald K. Brack
  Robert Normand

        The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Corporation specifically incorporates this information by reference, and shall not otherwise be deemed filed under such applicable securities legislation.

LIABILITY INSURANCE

        The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and its subsidiaries. This insurance provides a coverage limit of US$150,000,000 per event and policy year. For the fiscal year ended December 31, 2002, the Corporation paid US$413,159 in liability insurance premiums. A deductible of US$500,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

TRANSACTIONS WITH INTERESTED PARTIES

        Except as described below or as disclosed in the accompanying 2002 Annual Report of the Corporation, the Corporation is not aware that any of the directors, officers, nominees for election as directors, other insiders of the Corporation or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries.

        In 2002, TD Securities Inc., a subsidiary of TD Bank Financial Group, acted as lead underwriter of a secondary offering of 6,800,000 Subordinate Voting Shares of the Corporation by Quebecor. The Toronto-Dominion Bank has also extended credit facilities to both the Corporation and its significant shareholder, Quebecor. Mr. A. Charles Baillie, who is one of the nominees proposed by Management for election to the Board of Directors of the Corporation, is the Chairman of the Board of TD Bank Financial Group. Details of the involvement of TD Securities Inc. in the aforementioned offering of 6,800,000 Subordinate Voting Shares may be found in the Corporation's short form prospectus dated December 2, 2002 filed with the Canadian securities regulatory authorities and which is accessible on the SEDAR website at http://www.sedar.com.

        In addition, during the financial year ended on December 31, 2002, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.

        The Corporation considers the amounts paid with respect to the various transactions discussed above to be reasonable and competitive.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        Mr. Charles G. Cavell, the Deputy Chairman of the Board of the Corporation and former President and Chief Executive Officer of the Corporation, who retired from the latter position effective February 3, 2003, is currently indebted to the Corporation pursuant to the terms of a loan agreement, under which an amount of $359,160 remains outstanding. Please refer to the section entitled "Compensation of the President and Chief Executive Officer" at page 16 of the Report on Executive Compensation for more details on the Corporation's loan to Mr. Cavell. In addition, on February 17, 2003, Mr. Christian Paupe, the former Executive Vice President, Chief Administrative Officer and Chief Financial Officer, left the Corporation, on which date the Corporation forgave an amount of $150,000 that Mr. Paupe then owed to the Corporation pursuant to a loan agreement entered into in December 1998.

        On February 3, 2003, the Board of Directors of the Corporation approved a policy that prohibits both the extending of any new personal loans to its directors or executive officers as well as the renewal of, or material modification to, any existing personal loans.

APPOINTMENT AND REMUNERATION OF AUDITORS

        At the Meeting, the shareholders will be called upon to appoint Auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

        Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board of Directors. KPMG LLP have been acting as auditors of the Corporation since 1990.

        In addition to performing the audit of the Corporation's consolidated financial statements, KPMG LLP provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2002	Financial Year Ended December 31, 2001

Audit Fees	$3,329,000	$2,733,000

Audit-Related Fees(1)	$730,000	$1,672,000

Tax Fees(2)	$3,631,000	$3,049,000

All other Fees(3)	$182,000	$613,000

Total Fees:	$7,872,000	$8,067,000

(1)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions.

(2)
Incurred in respect of tax compliance, tax planning and tax advice.

(3)
Refers to all fees not included in audit fees, audit-related fees or tax fees.

OTHER BUSINESS

        The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

AVAILABILITY OF DISCLOSURE DOCUMENTS

        The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Corporation or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

        Shareholders entitled to vote at the next annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives their proposal no later than November 28, 2003.

DIRECTORS' APPROVAL

        The Board of Directors of the Corporation has approved the contents of this Circular and the sending hereof to the holders of Multiple Voting Shares and Subordinate Voting Shares.

Raynald Lecavalier Vice President, Corporate General Counsel and Secretary

Montreal, Canada
February 28, 2003

SCHEDULE A

QUEBECOR WORLD INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF FEBRUARY 28, 2003

Corporate Governance Guidelines			Comments
1.	Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:		On February 3, 2003, the Board of Directors of the Corporation approved and adopted a formal mandate, which will be effective immediately following the annual meeting of shareholders of the Corporation to be held on April 2, 2003 (the "Meeting") describing the composition, responsibilities and methods of operation of the Board of Directors (the "Mandate of the Board").
	(a)	Adoption of a strategic planning process
The Mandate of the Board provides that the Board of Directors is responsible for (i) approving the Corporation's long-term strategy, while taking into account, amongst other matters, business opportunities and risks, (ii) approving and monitoring the implementation of the Corporation's annual business plan and (iii) advising management on strategic issues.
	(b)	Identification of principal risks, and implementing risk management systems
The Mandate of the Board provides that the Board of Directors shall be responsible for ensuring that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities. In addition, the mandate of the Audit Committee, a copy of which is set out in Schedule B to this Circular (the "Mandate of the Audit Committee"), provides that the Audit Committee is responsible for regularly reviewing and monitoring the Corporation's risk assessment and management policies, including its hedging policies through the use of financial derivative transactions.

The Corporation has implemented a financial risk management policy. This policy establishes the framework to manage risk within the Quebecor World group of companies. The key risks identified are grouped into five categories: refinancing risk; currency; interest rate; commodity price; and investment exposure. The policy also defines parameters that assist the management of the Corporation in minimizing the effects of adverse fluctuations in foreign exchange rates, interest rates and commodity prices on the result of operations, the financial condition and shareholders' equity of the Corporation and, consequently, the potential impact on the Corporation's access to credit and capital markets. Under the supervision of the Board of Directors, this policy will be reviewed in the next few months in order to extend its coverage to other types of risks.

The Corporation is also currently reviewing its Code of Business Conduct in order to comply with the TSX Proposed Corporate Governance Standards and other Canadian securities legislation (the "Canadian Corporate Governance Standards") and the New York Stock Exchange Corporate Governance Listing Standards, the Sarbanes-Oxley Act and other applicable US securities legislation (the "US Corporate Governance Standards").

(c)	Succession planning, including appointing, training and monitoring senior management
The Mandate of the Board states that the Board of Directors is responsible for monitoring management and the board succession planning process. It also states that it is responsible for selecting the president and chief executive officer and approving the appointment of other senior management executives, monitoring and assessing the performance of the president and chief executive and senior management and approving their compensation, while taking into consideration the expectations and fixed objectives of the Board of Directors.
In an effort to ensure that the Corporation has the necessary executive talent to lead and implement its global business plans, a succession planning review continued to be a focus during 2002.
(d)	Communications policy
The Mandate of the Board provides that the Board is responsible for reviewing, no less frequently than annually, the Corporation's Communications Policy and for monitoring the Corporation's communications with analysts, investors and the public.

The Corporation's Communications Policy currently follows the financial disclosure principles set out by the United States Securities Exchange Commission's Regulation on Fair Disclosure ("Reg FD"). In keeping with Reg FD, management is responsible for ensuring that all material financial information that is publicly disseminated be made available simultaneously to the investment community as a whole. Management hosts quarterly conference calls to discuss earnings announcements, current market conditions and forward-looking expectations. These conference calls are open to the general public and are accessible by telephone dial-in or through a simultaneous Internet webcast and are announced in advance by way of a press release and a notice on the Corporation's web-site home page. The Corporation files information that is being publicly disseminated simultaneously with the various securities commissions and stock exchanges and also posts such information on its web-site (for example, the quarterly Supplemental Disclosure package as well as management investor presentations). The Board of Directors reviews with senior management the communications philosophy and the chief financial officer administers ongoing communication of financial information under these principles.
(e)	Integrity of internal control and management information systems
The Mandate of the Board states that the Board of Directors is responsible for monitoring the Corporation's internal control and management information systems as well as the Corporation's compliance with applicable legal and regulatory requirements.

In addition, the Mandate of the Audit Committee provides that the Audit Committee is responsible for monitoring the quality and integrity of the Corporation's internal control and management information systems through discussions with both management as well as the internal and external auditors. The Audit Committee is also responsible for reviewing, no less frequently than annually, a report of the external auditors describing the Corporation's internal quality control procedures, any material issues raised by the most recent review of internal controls and management information systems or by any enquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues. The Audit Committee will also assist the Board of Directors in the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

2.
Majority of directors should be "unrelated" (independent of management and free from conflicting interest) to the Corporation and the Board should include a number of directors who do not have interests in or relationships with either the Corporation or its significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than its significant shareholder
The Mandate of the Board provides that the Board of Directors shall be comprised of a majority of individuals who qualify as both unrelated and independent directors, as determined by the Board of Directors. The term "unrelated" refers to Canadian Corporate Governance Standards and the term "independent" refers to applicable US Corporate Governance Standards.
The Board of Directors is currently comprised of 13 directors, of whom seven are unrelated. In determining which of its directors are unrelated, management of the Corporation has nominated persons who are not officers of the Corporation or of any of its affiliates and who are free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation.

The Mandate of the Board also provides that the Board of Directors shall include a number of directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder and which, over time, should fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

The Board of Directors currently includes seven directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder. In addition, Raymond Lemay will not be seeking re-election to the Board of Directors of the Corporation, and three additional individuals, each of whom are unrelated to, do not have any interest in or relationship with, the Corporation, have been nominated for election to the Board of Directors, namely A. Charles Baillie, Derek H. Burney, O.C. and The Honourable Richard C. Holbrooke. If all of the nominees for election as directors of the Corporation, including Messrs. Baillie, Burney and Holbrooke, are elected as directors at the Meeting, then the Board of Directors will be comprised of 15 directors, of whom nine do not have any interest in, or relationship with, either the Corporation or its significant shareholder.
3.	Disclose for each director whether he is related and/or has an interest in the Corporation's significant shareholder and how these conclusions were reached	Charles G. Cavell	Related Has an interest in the significant shareholder	Deputy Chairman of the Board of the Corporation Sits on the Board of Quebecor inc.
		The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	Related	Chairman of the Board of the Corporation and Senior Partner of Ogilvy Renault, legal counsel to the Corporation
			Has an interest in the significant shareholder	Sits on the Board of Quebecor inc. and is a Senior Partner with Ogilvy Renault, legal counsel to Quebecor inc.
		Jean Neveu	Related	Chairman of the Board of Quebecor inc.
			Has an interest in the significant shareholder	Same as above

Érik Péladeau	Related	Vice Chairman of the Board and Senior Executive Vice President of the Corporation
	Has an interest in the significant shareholder	Vice Chairman of the Board of Quebecor inc. and Vice Chairman of the Board of Quebecor Media inc.
Pierre Karl Péladeau	Related	President and Chief Executive Officer of Quebecor inc., President and Chief Executive Officer of Quebecor Media inc. and Chairman of the Board of nurun Inc.
	Has an interest in the significant shareholder	Same as above
Michel Desbiens	Related	President and Chief Executive Officer of the Corporation
	Has an interest in the significant shareholder	Sat on the Board of Quebecor inc. until 2000. Up until 2000, he was an employee of Donohue Inc., which was a subsidiary of Quebecor inc. until April 2000.
Reginald K. Brack	Unrelated
No interest in the significant shareholder
Robert Coallier	Unrelated
No interest in the significant shareholder
James Doughan	Unrelated
No interest in the significant shareholder
Raymond Lemay	Unrelated
No interest in the significant shareholder
Eileen A. Mercier	Unrelated
No interest in the significant shareholder

		Robert Normand	Unrelated
No interest in the significant shareholder
		Alain Rhéaume	Unrelated
No interest in the significant shareholder
4.	(a) Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis
On February 3, 2003, the Board of Directors approved and adopted the mandate of the Nominating and Corporate Governance Committee, which will be effective immediately following the Meeting (the "Mandate of the Nominating and Corporate Governance Committee").
The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for (i) developing and reviewing criteria for selecting directors by regularly assessing, on the one hand, the qualifications, personal qualities, business background and diversified experience of the Board of Directors and, on the other hand, the Corporation's needs, (ii) identifying candidates qualified to become Board members and (iii) recommending nominees for election at the next annual meeting of shareholders and assisting the Board of Directors and its chairman in determining Board Committee membership.
(b) Composed exclusively of outside (i.e. non-management) directors, the majority of whom are unrelated
The Mandate of the Nominating and Corporate Governance Committee provides that such committee shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom shall qualify as unrelated and independent directors, as determined by the Board of Directors.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors
The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for reviewing and monitoring the organization and conduct of meetings of the Board of Directors and its committees and for developing and monitoring appropriate processes for the periodic assessment of the Board of Directors, its committees, Board and committee chairs and individual directors.
6.	Provide orientation and education programs for new directors
On February 3, 2003, the Board of Directors approved and adopted the mandate of the Nominating and Corporate Governance Committee, which will be effective immediately following the Meeting, which committee is responsible for developing and reviewing orientation and continuing education programs for directors. The Corporation is currently preparing a new directors' manual, which should be finalized in the next few months, for distribution to all members of the Board of Directors. The directors' manual will include, amongst other documents, a brief history of the Corporation, the biographies and contact information for the directors, Board and committee mandates and working plans and Board and committee evaluation questionnaires.
7.	Consider the size of Board, with a view to improving effectiveness
In accordance with the Proposed TSX Guidelines, the Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for monitoring the size and composition of the Board to ensure effective decision-making of directors. The Board of Directors believes that a board of directors with 15 members will adequately ensure that its functioning and decision-making is effective.

8.	Board should review the adequacy and form of the compensation of directors in light of risks and responsibilities involved in being an effective director
On February 3, 2003, the Board of Directors approved and adopted the mandate of the Human Resources and Compensation Committee, which will be effective immediately following the Meeting (the "Mandate of the Human Resources and Compensation Committee") and which provides that the committee is responsible for making recommendations to the Board of Directors pertaining to the remuneration of directors.

In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan (the "DSU Plan") under which at least 50% of each director's base compensation is paid in the form of deferred stock units. The DSU Plan was amended on February 14, 2003 to permit the Chairman of the Board of Directors to also elect to receive the entirety of his remuneration in units under the DSU Plan. Such units are redeemed by the Corporation when the director or Chairman of the Board ceases to act as such. The value of each unit, on the date of grant and on the date of redemption, is tied to the value of the Corporation's Subordinate Voting Shares on The Toronto Stock Exchange. By implementing this plan, the Corporation has sought to align the interests of its shareholders with those of its directors and it believes that the directors' compensation package will be adequately influenced by the Corporation's general performance.
9.	Committees of the Board should generally be composed of outside (i.e. non-management) directors, a majority of whom are unrelated directors
The By-laws of the Corporation provide that the Board of Directors may, from time to time, appoint committees of directors containing such proportion of Canadian residents as may be required by law. The Board has established the following Committees:
The Executive Committee: On February 3, 2003, the Board of Directors abolished the current Executive Committee and replaced it by a new Executive Committee, such changes to take effect immediately following the Meeting. In addition, on such date, the Board of Directors approved and adopted a mandate of the new Executive Committee, which will also be effective immediately following the Meeting (the "Mandate of the Executive Committee"). The Mandate of the Executive Committee provides that such committee shall be comprised of a minimum of three and a maximum of seven non-management directors, a majority of whom shall qualify as unrelated and independent directors, as determined by the Board of Directors. The Mandate of the Executive Committee provides that such committee shall deal with such matters as cannot be effectively dealt with by the Board of Directors in a timely fashion and will be convened and will meet on an ad hoc basis in order to do so.

The members of the current Executive Committee are The Right Honourable Brian Mulroney (Chairman), Charles G. Cavell, Michel Desbiens, Raymond Lemay, Jean Neveu, Érik Péladeau, Pierre Karl Péladeau and Alain Rhéaume. The composition of the Executive Committee will be reviewed following the Meeting in order to comply with its mandate as described above. The Executive Committee met eleven times during the most recently completed financial year.

The Audit Committee: On February 3, 2003, the Board of Directors approved and adopted the new Mandate of the Audit Committee, which will be effective immediately following the Meeting, a copy of which is attached to this Circular as Schedule B. The Mandate of the Audit Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. Each member of the Audit Committee must be financially literate and at least one member must have accounting or related financial experience (as contemplated by Canadian Corporate Governance Standards) and be an "audit committee financial expert" (as contemplated by US Corporate Governance Standards) (all as determined by the Board of Directors). The Mandate of the Audit Committee also provides that members of the Audit Committee shall not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services rendered as consultant or as legal or financial advisor, regardless of the amount paid. The members of the Audit Committee are currently Robert Coallier (Chairman), Reginald K. Brack and Robert Normand. This committee met six times during the most recently completed financial year.

The Human Resources and Compensation Committee (formerly named the Compensation Committee): On February 3, 2003, the Board of Directors approved and adopted the new Mandate of the Human Resources and Compensation Committee, which will be effective immediately following the Meeting. The Mandate of the Human Resources and Compensation Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. This committee's responsibilities include senior management succession planning, the hiring and assessment of senior management and determining and fixing the compensation of the Corporation's directors and senior management. The members of the Human Resources and Compensation Committee are currently Raymond Lemay (Chairman), The Right Honourable Brian Mulroney, Jean Neveu, Érik Péladeau, Pierre Karl Péladeau and Alain Rhéaume. Raymond Lemay will not be seeking re-election as a director of the Corporation at the Meeting and, consequently, he will be replaced as Chairman and member of the Human Resources and Compensation Committee following the Meeting. The composition of this Committee will be reviewed following the Meeting in order to comply with its mandate as described above. This committee met three times during the most recently completed financial year.

The Nominating and Corporate Governance Committee: On February 3, 2003, the Board of Directors approved and adopted the new Mandate of the Nominating and Corporate Governance Committee, which will be effective immediately following the Meeting. The Mandate of the Nominating and Corporate Governance Committee provides that it shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom must qualify as unrelated and independent directors, as determined by the Board of Directors. This committee's responsibilities include (i) monitoring and assisting the Board of Directors and its Chairman with respect to the composition of the Board of Directors and its committees and succession planning, (ii) reviewing and monitoring the organization and conduct of Board and Committee meetings, (iii) assessing the Board of Directors, committees, Board and committee chairs as well as individual directors, and (iv) assisting the Board of Directors in developing, monitoring and overseeing the Corporation's corporate governance. The members of the Nominating and Corporate Governance Committee will be named shortly following the Meeting.

The Pension Committee: On February 3, 2003, the Board of Directors approved and adopted a new mandate of the Pension Committee, which will be effective immediately following the Meeting (the "Mandate of the Pension Committee"). The Mandate of the Pension Committee provides that such committee shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom must qualify as unrelated and independent directors, as determined by the Board of Directors. This committee's responsibilities include approving and monitoring the funding policies for the Corporation's pension plans as well as the investment policy and investment objectives and guidelines for the pension plans. The members of the Pension Committee are currently Eileen A. Mercier (Chairman), James Doughan and Raymond Lemay. Raymond Lemay will not be seeking re-election as a director of the Corporation at the Meeting and, consequently, he will be replaced as member of the Pension Committee following the Meeting. The Pension Committee met four times during the most recently completed financial year.
10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, developing the Corporation's approach to corporate governance issues
The Mandate of the Board provides that the Board of Directors is responsible for overseeing management in the competent and ethical operation of the Corporation and for reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions that require approval of the Board of Directors and, where appropriate, measures for receiving shareholder feedback and the adequate public disclosure thereof.

The Mandate of the Nominating and Corporate Governance Committee provides that such committee is responsible for developing, monitoring and overseeing the disclosure of such corporate governance structures and procedures.
11.	(a)	Define limits to management's responsibilities by developing mandates for the Board and the Chief Executive Officer
The Mandate of the Board (see 1 above), the Mandate of the Chief Executive Officer (approved and adopted by the Board of Directors on February 3, 2003 and which will be effective immediately following the Meeting) and the Mandate of the Chairman of the Board (see 12 below) together serve to delineate and define the limits of management's responsibilities.

	(b)	Board should approve CEO's corporate objectives
The Mandate of the Human Resources and Compensation Committee provides that this committee is responsible for annually reviewing and recommending to the Board of Directors the objectives that the CEO is expected to attain, assessing the CEO in the light of these objectives and recommending to the Board of Directors the CEO's compensation.
12.	Establish procedures to enable the Board to function independently of management
Given the mandates of the committees of the Board of Directors and the various approval levels involved in order to authorize any major commitment, the Corporation has established appropriate structures and methods in order to ensure that the Board of Directors can function independently of management. On February 3, 2003, the Board of Directors approved and adopted the Mandate of the Chairman of the Board (the "Mandate of the Chairman of the Board"), which will be effective immediately following the Meeting. The Mandate of the Chairman of the Board provides that the Board of Directors shall be chaired by an outside director who will be responsible for the management, development and the effective performance of the Board of Directors. The Chairman of the Board must take all reasonable measures to ensure that the Board of Directors fully executes its mandate and that directors clearly understand and respect the boundaries between the responsibilities of the Board of Directors and of management.

On February 3, 2003, the Board of Directors also amended the Corporation's Schedule of Authority with the objective of establishing lines of authority within the Corporation and its subsidiaries world-wide and to encourage coordination and cooperation with respect to various matters, including capital expenditures, client incentives, long-term special charges, disposal of assets, and acquisitions and divestitures of businesses.

In addition to the parameters set forth in the Schedule of Authority, certain decisions require the prior approval of the Board of Directors. Such decisions include strategic alliances, acquisition projects, changes to the activities of the Corporation and any other material decision which, in the opinion of management, requires the Board's approval.

In addition, in order to better ensure that the Board of Directors may function independently of management, in 2002 the Corporation initiated the practice of having the independent members of the Board of Directors meet without the management members of the Board of Directors being present. In 2002, the members of the Board of Directors met twice outside the presence of the directors who are members of management and/or have an interest in the Corporation's significant shareholder. Furthermore, during the same period, the Pension Committee met twice with representatives of the Corporation's significant shareholder.
13.	(a)	Establish an Audit Committee with a specifically defined mandate	See 9 above.
	(b)	all members should be non-management directors	See 9 above.

14.	Implement a system to enable individual directors to engage outside advisors, at the Corporation's expense
On February 3, 2003, the Board of Directors approved and adopted a policy that, subject to approval by the Nominating and Corporate Governance Committee, permits individual members of the Board of Directors to seek legal or expert advice at the Corporation's expense from a source independent of management. In addition, the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee may hire experts to help them execute their respective mandates, subject to the requirement to advise the Chairman of the Board thereof.

SCHEDULE B

QUEBECOR WORLD INC.
MANDATE OF THE AUDIT COMMITTEE
ADOPTED ON FEBRUARY 3, 2003

        The Audit Committee (the "Audit Committee") assists the Board of Directors (the "Board") in overseeing the Corporation's financial controls and reporting. The Audit Committee also monitors whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

COMPOSITION AND QUORUM

        The Audit Committee is composed of a minimum of three and a maximum of five members, each of whom qualifies as an unrelated and independent director, as determined by the Board; each member of the Audit Committee must be financially literate and at least one member must have accounting or related financial experience (as contemplated by the Toronto Stock Exchange Corporate Governance Standards) and be an audit committee financial expert (as contemplated in US Corporate Governance Standards) (all as determined by the Board).

        Members of the Audit Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount.

        The quorum at any meeting of the Audit Committee is a majority of its members.

        Because of the Audit Committee's demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Audit Committee members to join another audit committee. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Corporation's, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Corporation's Audit Committee.

RESPONSIBILITIES

        The Audit Committee has the following responsibilities:

With respect to financial reporting

1.
Reviewing with management and the external auditors the annual financial statements and accompanying notes, the external auditors' report thereon and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending their approval by the Board and their release.

2.
Reviewing with management and the external auditors the quarterly financial statements, the external auditors' review thereof and the related press release before recommending their approval by the Board and their release.

3.
Reviewing the financial information contained in the Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses, Forms 6K (including Supplemental Disclosure) and 40F and other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States of America.

4.
Reviewing with management and the external auditors the quality and not just the acceptability of the Corporation's accounting policies and any changes that are proposed to be made thereto, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditors' preferred treatment, and (iii) any other material communications with management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.
Reviewing with the external auditors any audit problems or difficulties and management's response thereto and resolving any disagreement between management and the external auditors regarding financial reporting.

6.
Reviewing periodically the Corporation's communications policy to ensure that it conforms with applicable legal and regulatory requirements.

7.
Reviewing the Audit Committee's report to the shareholders.

With respect to risk management and internal controls

1.
Monitoring the quality and integrity of the Corporation's internal control and management information systems, through discussions with management and the internal and external auditors.

2.
Overseeing management's reporting on internal control.

3.
Reviewing on a regular basis and monitoring the Corporation's risk assessment and management policies, including hedging policies through the use of financial derivative transactions.

4.
At least annually, reviewing a report of the external auditors describing the Corporation's internal quality-control procedures, any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

5.
Assisting the Board with the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

6.
Establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

With respect to the internal auditor

1.
Monitoring the qualifications and performance of the internal auditor.

2.
Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.
Monitoring the execution of the internal audit plan.

4.
Ensuring that the internal auditor is always ultimately accountable to the Audit Committee and the Board.

With respect to the external auditors

1.
Reviewing the annual written statement of the external auditors regarding all their relationships with the Corporation and discussing any relationships or services that may impact on their objectivity or independence.

2.
Approving the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditors and monitoring their qualifications, performance and independence.

3.
Approving and overseeing the disclosure of all audit services provided by the external auditors to the Corporation or any of its subsidiaries, determining which non-audit services the external auditors are prohibited from providing and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the external auditors.

4.
Approving the basis and amount of the external auditors' fees for both audit and authorized non-audit services.

5.
Reviewing the audit plan with the external auditors and management and approving the scope, extent and schedule of such audit plan.

6.
Reviewing the Corporation's hiring policies for employees or former employees of the external auditors.

7.
Ensuring the respect of legal requirements regarding the rotation of applicable partners of the external auditors, on a regular basis, as required.

8.
Ensuring that the external auditors are always accountable to the Audit Committee and the Board.

9.
Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditors and of any advisors or experts retained by the Audit Committee.

With respect to the controlling shareholder

1.
While recognizing the control framework and culture of the Corporation's principal shareholder, establishing close coordination and communication with the controlling shareholder's Audit Committee.

2.
Providing for substantial sharing of information with the controlling shareholder and its Audit Committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the controlling shareholder to the disadvantage of the Corporation's minority shareholders.

3.
Reviewing and monitoring all material non arm's length transactions.

METHOD OF OPERATION

1.
Meetings of the Audit Committee are held at least quarterly, and as required.

2.
The Chair of the Audit Committee develops the agenda for each meeting of the committee in consultation with the Chief Financial Officer. The agenda and the appropriate material are provided to members of the Audit Committee on a timely basis prior to any meeting of the Audit Committee.

3.
The Chair of the Audit Committee reports regularly to the Board on the business of the Committee.

4.
The Audit Committee has at all times a direct line of communication with the internal and external auditors.

5.
The Audit Committee meets on a regular basis without management or the external auditors.

6.
The Audit Committee meets separately with management, the internal and external auditors at least annually, and more frequently as required.

7.
The Audit Committee may, in appropriate circumstances, engage external advisors, subject to advising the Chairman of the Board thereof.

8.
The Audit Committee annually reviews its mandate and reports to the Board on its adequacy and publication requirements.

9.
The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Audit Committee and its members.

        Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation's financial statements are complete and accurate. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles.

Approved by the Board of Directors on February 3, 2003

*    *    *    *    *    *    *    *    *    *

PROCURATION SOLLICITÉE PAR LA DIRECTION DE QUEBECOR WORLD INC.
EN VUE DE L'ASSEMBLÉE ANNUELLE DES ACTIONNAIRES

Le soussigné, actionnaire de QUEBECOR WORLD INC., nomme par les présentes le très honorable Brian M. Mulroney ou à défaut de celui-ci, Érik Péladeau, ou à défaut de celui-ci, Michel Desbiens, ou *                                                                                                   en qualité de fondé de pouvoir du soussigné pour assister, agir et voter au nom et pour le compte du soussigné à l'assemblée annuelle des actionnaires de Quebecor World Inc., qui se tiendra à l'hôtel Windsor, 1170, rue Peel, Montréal (Québec) Canada, le mercredi 2 avril 2003 à 10 h (heure de Montréal) et à toute reprise de celle-ci en cas d'ajournement. Les droits de vote rattachés aux actions représentées par la présente procuration seront exercés conformément aux directives données ci-dessous. Toutefois, si aucune directive n'est donnée, les droits de vote rattachés aux actions représentées par la présente procuration seront exercés "POUR" l'adoption des propositions énoncées dans les présentes.

(veuillez cocher)

1)
Élection des administrateurs :

                                                 POUR / /                                                 ABSTENTION / /

2)
Nomination de KPMG s.r.l. à titre de vérificateurs et autorisation des administrateurs à fixer leur rémunération :

                                                 POUR / /                                                 ABSTENTION / /

PROXY SOLICITED BY MANAGEMENT OF QUEBECOR WORLD INC.
FOR THE ANNUAL MEETING OF SHAREHOLDERS

The undersigned, shareholder of QUEBECOR WORLD INC., hereby appoints The Right Honourable Brian M. Mulroney or failing him, Érik Péladeau, or failing him, Michel Desbiens, or *                                                                                                   as the proxyholder of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual Meeting of Shareholders of Quebecor World Inc., to be held at the Hotel Windsor, 1170 Peel Street, Montreal, Quebec, Canada, on Wednesday April 2, 2003 at 10:00 a.m. (Montreal time) and at any and all adjournments thereof. The shares represented by this proxy will be voted pursuant to the instructions given below. However, if no instructions are given, this proxy will be voted "FOR" the proposals set out herein.

(please check)

(1)
Election of Directors:

                                                 FOR / /                                                 WITHHELD / /

(2)
Appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration:

                                                 FOR / /                                                 WITHHELD / /

L'actionnaire ou son mandataire autorisé par écrit doit signer la présente procuration ou, si l'actionnaire est une personne morale, la procuration doit porter son sceau, apposé par un dirigeant ou un mandataire de celle-ci, dûment autorisé. Veuillez vous assurer de dater et signer la présente procuration. Si aucune date n'est indiquée, la procuration sera réputée porter la date à laquelle elle a été postée à l'actionnaire.

LES PRÉSENTES CONFÈRENT UN POUVOIR DISCRÉTIONNAIRE à l'égard de toute modification relative aux questions énoncées dans l'avis de convocation ou aux autres questions pouvant être dûment soumises à l'assemblée. La direction n'est au courant d'aucune modification ou autre question de la sorte pouvant être soumise à l'assemblée.

Fait le ............ jour de ............................. 2003.	Signature de l'actionnaire

VEUILLEZ VOUS REPORTER À LA CIRCULAIRE DE SOLLICITATION DE PROCURATIONS DE LA DIRECTION CI-JOINTE.

This proxy must be executed by the shareholder of his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Do not forget to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed to the shareholder.

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variation to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management is not aware of any such amendments, variations or other matters to come before the Meeting.

DATED this ............ day of ............................., 2003.	Signature of shareholder

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary

Date: March 6, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
SCHEDULE A – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
SCHEDULE B – MANDATE OF THE AUDIT COMMITTEE
SIGNATURES